Exhibit (a)(5)(iii)

Contact Information:

Coffin Communications Group	Perini Corporation
15300 Ventura Boulevard, Suite 303	73 Mount Wayte Ave.
Sherman Oaks, CA 91403	Framingham, MA 01701
(818) 789-0100	(508) 628-2295
Crocker Coulson, Partner	Robert Band, President

FOR IMMEDIATE RELEASE

Perini Corporation Announces Completion of Self Tender Offer to Purchase its Depositary Shares

Framingham, MA – June 9, 2003 – Perini Corporation (AMEX: PCR), a leading building, civil construction and construction management company, announced today that it has completed its tender offer to purchase up to 900,000 shares, or approximately 90%, of its outstanding $2.125 Depositary Convertible Exchangeable Preferred Shares (the “Depositary Shares”) (AMEX: PCR.PR), each of which represents 1/10th of a share of the Company’s $21.25 Convertible Exchangeable Preferred Stock at a purchase price of $25.00 per share, net to the seller in cash without interest. The tender offer, which commenced on March 31, 2003, expired at 5:00 p.m., New York City time, on Monday, June 9, 2003.

Perini has been advised by EquiServe Trust Company, N.A., the Depositary for the tender offer, that approximately 439,627 Depositary Shares (which includes 35,700 Depositary Shares tendered pursuant to guaranteed delivery) were validly tendered and not withdrawn. Payment for validly tendered and accepted Depositary Shares will be made promptly.

About Perini Corporation

Perini Corporation provides general contracting, including building and civil construction, and construction management and design-build services to private clients and public agencies in the United States and selected overseas locations. Perini is known for its hospitality and gaming industry projects, and for its corrections, health care, sports, entertainment and educational expertise, as well as large and complex civil construction projects.

The statements contained in this Release that are not purely historical are forward-looking statements, including without limitation, statements regarding the Company’s expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the Company) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the continuing validity of the underlying assumptions and estimates of total forecasted project revenues, costs and profits and project schedules; the outcomes of pending or future litigation, arbitration or other dispute resolution proceedings; the availability of borrowed funds on terms acceptable to the Company; changes in federal and state appropriations for infrastructure projects; possible changes or developments in worldwide or domestic social, political, economic, business, industry, market and regulatory conditions or circumstances; and actions taken or not taken by third parties including the Company’s customers, suppliers, business partners, lenders, and competitors and legislative, regulatory, judicial and other governmental authorities and officials. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.